                                                      Registration No. 333-11616

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                        POST-EFFECTIVE AMENDMENT NO. 2 TO
                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                           HANAROTELECOM INCORPORATED
   (Exact name of issuer of deposited securities as specified in its charter)


                           hanarotelecom incorporated
                   (Translation of issuer's name into English)


                                REPUBLIC OF KOREA
            (Jurisdiction of incorporation or organization of issuer)


                      DEUTSCHE BANK TRUST COMPANY AMERICAS
             (Exact name of depositary as specified in its charter)


                                 60 Wall Street
                            New York, New York 10005
                                 (212) 250 9100

   (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                              CT Corporation System
                                111 Eighth Avenue
                            New York, New York 10011
                                 1-212-894-8440

  (Address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
                      DEUTSCHE BANK TRUST COMPANY AMERICAS
                            ATTENTION: ADR DEPARTMENT
                                 60 WALL STREET,
                            NEW YORK, NEW YORK 10005
                                 (212) 250-9100

It is proposed that this filing become
effective under Rule 466:                    [X] immediately upon filing.

                                             [ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : [ ]

                        CALCULATION OF REGISTRATION FEE


-----------------------------------------------------------------------------------------------------------------------------------
        Title of Each Class of           Amount to be      Proposed Maximum           Proposed Maximum             Amount of
     Securities to be Registered          Registered    Aggregate Price Per ADS   Aggregate Offering Price(1)   Registration Fee
-----------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by      N/A                  N/A                       N/A                    N/A
American Depositary Receipts, each
American Depositary Share
representing one common share of
hanarotelecom incorporated
-----------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.
--------------------------------------------------------------------------------

     This Post-Effective Amendment to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

     The Prospectus consists of the form of American Depositary Receipt included as Exhibit A to the form of Amendment to Deposit Agreement filed as Exhibit
(a)(2) to this Post-Effective Amendment to Registration Statement on Form F-6, and incorporated herein by reference.


                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS


ITEM 1. DESCRIPTION OF SECURITIES TO BE REGISTERED


                                 Cross Reference



                                                            Location in Form of Receipt
Item Number and Caption                                     Filed Herewith as Prospectus
-----------------------                                     ----------------------------

1.     Name and address of depositary                       Introductory Article

2.     Title of American Depositary Receipts and identity   Face of American Depositary Receipt, top center
       of deposited securities

       Terms of Deposit:

       (i)    The amount of deposited securities            Face of American Depositary Receipt, upper right corner
              represented by one unit of American
              Depositary Receipts

       (ii)   The procedure for voting the deposited        Article 17
              securities

       (iii)  The collection and distribution of dividends  Article 13

       (iv)   The transmission of notices, reports and      Article 11
              proxy soliciting material

       (v)    The sale or exercise of rights                Article 14

       (vi)   The deposit or sale of securities resulting   Articles 3, 13, 14, 16 and 18
              from dividends, splits or plans of
              reorganization

       (vii)  Amendment, extension or termination of the    Articles 21 and 22
              deposit arrangement

       (viii) Rights of holders of the American             Article 11
              Depositary Receipts to inspect the
              transfer books of the depositary and the
              list of holders of American Depositary
              Receipts

                                                            Location in Form of Receipt
Item Number and Caption                                     Filed Herewith as Prospectus
-----------------------                                     ----------------------------

       (ix)   Restrictions upon the right to deposit or     Articles 2,  4 and 6
              withdraw the underlying securities

       (x)    Limitation upon the liability of the          Articles 14, 19 and 22
              depositary

3.     Fees and Charges                                     Article 7

ITEM - 2. AVAILABLE INFORMATION

Statement that  hanarotelecom incorporated publishes on     Article 11
its web site or otherwise furnishes the Commission with
certain public reports and documents required by foreign
law or otherwise under Rule 12g3-2(b) under the
Securities Exchange Act of 1934, as amended, and that, to
the extent furnished to the Commission, such reports can
be inspected by holders of American Depositary Receipts
and copied at public reference facilities maintained by
the Commission in Washington, D.C.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS



ITEM 3. EXHIBITS

        (a)(1) Form of Deposit Agreement among hanarotelecom incorporated, Deutsche Bank Trust Company Americas as Depositary, and each Registered Holder and Beneficial Owner from time to time of American Depositary Receipts issued thereunder. Previously filed

        (a)(2) Form of Amendment No. 2 to Deposit Agreement. Filed herewith as Exhibit (a)(2).

        (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. None.

        (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

        (d) Opinion of counsel to the Depositary as to the legality of the securities being registered. Previously filed

        (e)     Certification under Rule 466. Filed herewith as Exhibit (e).

                Powers of Attorney for certain officers and directors and the authorized representative of the Company. Set forth on the signature pages hereto.


ITEM 4. UNDERTAKINGS

        (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the
                Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

        (b) If the amounts of fees charged are disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American
                Depositary Receipt thirty days before any change in the fee schedule.

                                   SIGNATURES
                                   ----------

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, State of New York, on the 28th day of June, 2007.

                                        Legal  entity  created by the  agreement
                                        for the issuance of American  Depositary
                                        Receipts  evidencing American Depositary
                                        Shares  each   representing  one  common
                                        share of hanarotelecom incorporated.


                                        Deutsche Bank Trust Company Americas,
                                        as Depositary


                                        By:    /s/ Tom Murphy
                                               ---------------------
                                        Name:  Tom Murphy
                                        Title: Vice President

                                        By:    /s/ Clare Benson
                                               ---------------------
                                        Name:  Clare Benson
                                        Title: Vice President


     Pursuant to the requirements of the Securities Act of 1933, hanarotelecom incorporated has caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Seoul, Republic of Korea on June 28, 2007.

                                    HANAROTELECOM INCORPORATED


                                    By:    /s/ Janice Lee
                                           ---------------------------
                                    Name:  Janice Lee
                                    Title: Senior Executive Vice President & CFO




     Pursuant to the requirements of the Securities Act, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated on June 28, 2007.


         Name                                                 Title
        -----                                                 -----



             /s/ Byung-Moo Park                               Representative Director, President & CEO
         -------------------------------------
             Byung-Moo Park


             /s/ David Yeung                                  Director
         -------------------------------------
             David Yeung


             /s/ Wilfried Kaffenberger                        Director
         -------------------------------------
             Wilfried Kaffenberger


             /s/ Paul Chen                                    Director
         -------------------------------------
             Paul Chen


             /s/ Varun Bery                                   Director
         -------------------------------------
             Varun Bery


             /s/ Sung Kyou Park                               Director
         -------------------------------------
             Sung Kyou Park


             /s/ Sun Woo Kim                                  Director
         -------------------------------------
             Sun Woo Kim


             /s/ Steven J. Schneider                          Director
         -------------------------------------
             Steven J. Schneider


             /s/ Afshin Mohebbi                               Director
         -------------------------------------
             Afshin Mohebbi


             /s/ Peter Whang                                  Director
         -------------------------------------
             Peter Whang


             /s/ Janice Lee                                   Senior Executive Vice President & CFO
         -------------------------------------
             Janice Lee


                                                              Authorized Representative in the United States
         -------------------------------------


                                      -7-



                                INDEX TO EXHIBITS

Exhibit
Number
------
(a)(2)         Form of Amendment to Deposit Agreement
(e)            Rule 466 Certification




                                      -8-